# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penguin Solutions, Inc., CIK 0001616533
CUSIP: G8232Y101
Title of class of securities: Ordinary Shares, par value $0.03 per share
Address of issuer's principal executive offices: C/O WALKERS CORPORATE LIMITED, 190 ELGIN AVENUE, GRAND CAYMAN, Cayman Islands (E9), KY1-9008
Date of event which requires filing of this statement: 12/13/2024
Filed by CIK 0001015650
Persons authorized to receive notices and communications: Ms. Haejo Chae, 65, Eulji-ro, Jung-gu, Seoul, Korea Republic Of (M5), 04539, 82-2-6100-2114

## Reporting persons
- SK Telecom Co., Ltd. (CIK 0001015650): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC); sole voting power 6,096,103; shared voting power 0; sole dispositive power 6,096,103; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (10.3% of the class)
  Comment: The Convertible Preferred Shares of the Issuer (the Preferred Shares) are directly held by Astra AI Infra LLC, a special purpose vehicle established by SK Telecom Co., Ltd. to invest in the Issuer. SK Telecom Co., Ltd. may be deemed to have sole voting and dispositive power with respect to the Preferred Shares held by Astra AI Infra LLC.
  The number of Ordinary Shares into which the Preferred Shares may convert is calculated as of December 13, 2024, and is subject to adjustment, as described in the Certificate of Designation of the Preferred Shares, as amended or modified from time to time (the Certificate). The Preferred Shares are convertible into a number of the Issuer's Ordinary Shares to be determined at the time of conversion based on the Accumulated Stated Value (as defined in the Certificate) of the Preferred Shares, accumulated Compounded Dividends (as defined in the Certificate) and the Conversion Price (as defined in the Certificate). As of the date of issuance, the Accumulated Stated Value of the Preferred Shares was $200 million and the Conversion Price was $32.80784. The Accumulated Stated Value and the Conversion Price are subject to adjustment as described in Section 4 of the Certificate.
  
  The information set forth in Rows (7), (9), (11) and (13) is subject to the Investor Agreement described in Item 6 of this Schedule 13D.
- Astra AI Infra LLC (CIK 0002048719): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,096,103; shared voting power 0; sole dispositive power 6,096,103; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (10.3% of the class)
  Comment: The number of Ordinary Shares into which the Preferred Shares may convert is calculated as of December 13, 2024, and is subject to adjustment, as described in the Certificate. The Preferred Shares are convertible into a number of the Issuer's Ordinary Shares to be determined at the time of conversion based on the Accumulated Stated Value (as defined in the Certificate) of the Preferred Shares, accumulated Compounded Dividends (as defined in the Certificate) and the Conversion Price (as defined in the Certificate). As of the date of issuance, the Accumulated Stated Value of the Preferred Shares was $200 million and the Conversion Price was $32.80784. The Accumulated Stated Value and the Conversion Price are subject to adjustment as described in Section 4 of the Certificate.
  
  The information set forth in Rows (7), (9), (11) and (13) is subject to the Investor Agreement described in Item 6 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.03 per share
Name of issuer: Penguin Solutions, Inc.
Address of issuer's principal executive offices: C/O WALKERS CORPORATE LIMITED, 190 ELGIN AVENUE, GRAND CAYMAN, Cayman Islands (E9), KY1-9008
Comment: This Schedule 13D (the "Schedule 13D") relates to the shares of Ordinary Shares, $0.03 par value per share (the "Ordinary Shares") of Penguin Solutions, Inc. (the "Issuer"), which are issuable upon conversion of the Issuer's Convertible Preferred Shares, par value $0.03 per share (the "Preferred Shares").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by SK Telecom Co., Ltd., a company organized under the laws of the Republic of Korea ("SKT") and Astra AI Infra LLC , a Delaware limited liability company ("Astra") (each, a "Reporting Person").

Astra is a special purpose vehicle established by SKT to invest in the Issuer. SKT may be deemed to have sole voting and dispositive power with respect to the Preferred Shares held by Astra.
Residence or business address: The address of the principal place of business of the Reporting Persons is SK T-Tower 65, Eulji-ro, Jung-gu, Seoul, Korea, 04539.
Present principal occupation or employment:
The principal business of SKT is the provision of wireless and fixed-line telecommunications services. Astra is a special purpose vehicle established by SKT to invest in the Issuer.

The executive officers and directors of SKT are set forth in Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: name, business address, position with SKT and present principal occupation or employment, and citizenship.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship of the persons named in Schedule I is set forth on Schedule I.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 13, 2024, pursuant to the Securities Purchase Agreement dated July 14, 2024 between SKT and the Issuer (the "Purchase Agreement"), Astra purchased the Preferred Shares from the Issuer for $200 million. Such consideration was paid out of the general operating funds of SKT.

Astra may convert the Preferred Shares into Ordinary Shares at any time, provided that the Preferred Shares may, at the Issuer's option, automatically be converted into Ordinary Shares on any date following the second anniversary of the closing upon which the volume-weighted average price of the Ordinary Shares for any fifteen consecutive trading day period equals or exceeds 150% of the then-applicable conversion price. The Preferred Shares are convertible into Ordinary Shares at an initial conversion price of $32.80784 per Ordinary Share, subject to customary adjustment upon the occurrence of certain events (including share subdivision and consolidation, certain dividends and distributions, and any reclassification or share exchange) and a share issuance limitation. The Preferred Shares entitle Astra to receive dividends of six percent (6%) per annum, cumulative, and payable quarterly in-kind or in cash at the Issuer's option, subject to certain conditions.

The description of the Purchase Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as an exhibit hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons acquired the Preferred Shares reported in this Schedule 13D pursuant to the Purchase Agreement for investment purposes. In addition to the Purchase Agreement, Astra and the Issuer have entered into an Investor Agreement dated as of December 13, 2024 (the "Investor Agreement"), which has been summarized in Item 6 below.

The Reporting Persons will continually review their investment in the Issuer, including evaluations of the Issuer's business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, prospects, strategic and other transactions, as well as alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may be deemed relevant in determining whether additional securities of the Issuer will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of any securities of the Issuer. Depending on such and other factors, at any time and subject to the terms of the Investor Agreement, the Reporting Persons may acquire additional securities of the Issuer (in addition to the Preferred Shares), or, at any time, some or all of the Preferred Shares or other securities beneficially owned by the Reporting Persons may be sold, in each case in the open market, in privately negotiated transactions, in other strategic or extraordinary transactions, or otherwise.

Except as described herein, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Act, which requires the assumption that the Reporting Persons have converted the Preferred Shares into Ordinary Shares. The percentages calculated are based on 53,289,867 shares of Ordinary Shares outstanding as set forth in the Issuer's most recent Form 10-K.
The information in the cover pages of this Schedule 13D is incorporated by reference. The beneficial ownership of each Reporting Person is as follows: (i) Astra directly beneficially owns 6,096,103 Ordinary Shares, which represents approximately 10.3% of the Issuer's outstanding Ordinary Shares and Astra indirectly beneficially owns no securities of the Issuer and (ii) SKT indirectly beneficially owns 6,096,103 Ordinary Shares, which represents approximately 10.3% of the Issuer's outstanding Ordinary Shares and SKT directly beneficially owns no securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Astra has the sole power to vote and the sole power to dispose of the Preferred Shares and the 6,096,103 Ordinary Shares issuable upon conversion of the Preferred Shares, subject to the Investor Agreement described in Item 6 of this Schedule 13D. Astra is a special purpose vehicle established by SKT to invest in the Issuer. SKT may be deemed to have sole voting and dispositive power with respect to the Preferred Shares held by Astra and the 6,096,103 Ordinary Shares issuable upon conversion of the Preferred Shares, subject to the Investor Agreement described in Item 6 of this Schedule 13D.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have engaged in any transactions in the Issuer's securities in the last 60 days, other than the purchase of the Preferred Shares pursuant to the Purchase Agreement. To the best knowledge of the Reporting Persons, none of the persons named in Schedule I have engaged in any transactions in the Issuer's securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Investor Agreement
The Investor Agreement sets forth certain rights and restrictions in relation to Astra's investment in the Issuer, which are summarized below. The description of the Investor Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as an exhibit hereto.

Director Nomination Rights
During the period commencing on the Closing Date (as defined in the Purchase Agreement) and ending on the date on which Astra, SKT's subsidiaries, or SKT's affiliates together beneficially own Preferred Shares (and Ordinary Shares issued with respect thereto) representing less than 5.0 percent of the Ordinary Shares then issued and outstanding, Astra and its Affiliates (as defined in the Investor Agreement) (the "Designated Holders") have the right to nominate one director or, if the total number of directors of the Issuer is twelve or more, two directors (any such director, an "Investor Designee"), to be elected or appointed to the Issuer's board of directors (the "Board"). As a condition to any appointment or nomination for appointment to the Board, each person designated by Astra must meet certain qualifications required of the Issuer's directors.

Participation Rights
After the Closing Date and until the termination of the Investor Agreement, if the Issuer proposes to issue any New Securities (as defined in the Investor Agreement), Astra, SKT or any of their Affiliates that own Preferred Shares have the right to purchase up to such number of New Securities as required to maintain their ownership on a fully diluted basis as at immediately prior to the issuance of such New Securities, on the same terms and conditions that are applicable to the issuance of such New Securities, and at a price per share or security equal to the price paid by the purchasers in such issuance of New Securities.

Registration Rights
The Investor Agreement provides certain registration rights to the holders of Ordinary Shares issuable upon the conversion of the Preferred Shares, including the filing within nine months of the Closing Date by the Issuer of a registration statement covering the resale on a continuous basis of such Ordinary Shares from to time.

Information and Other Agreements
The Investor Agreement provides Astra with certain information rights and certain consent rights on the Issuer's ability to incur indebtedness.

Standstill
During the period commencing on the Closing Date and continuing until the later of (i) the first anniversary of the Closing Date and (ii) the date that is 30 calendar days following the date on which no Investor Designee is serving on the Board (such period, the "Standstill Term"), Astra, SKT and their subsidiaries are prohibited, unless waived by the Issuer or a majority of the Board (excluding the Investor Designee), from (among other things): making a tender, exchange or other public offer to acquire Ordinary Shares or Ordinary Share equivalents; calling a meeting of the Issuer's shareholders or proposing any matter to be voted upon by the Issuer's shareholders; proposing or nominating for election or appointment to the Board a person other than the Investor Designee whose nomination has not been approved by a majority of the Board (excluding the Investor Designee); supporting a tender, exchange or other public offer by any third party to acquire the Issuer's Ordinary Shares or Ordinary Share equivalents if such offer would result in a change of control of the Issuer; soliciting proxies or consents or become a "participant in a solicitation" (as defined in Regulation 14A under the Act) of proxies or consents with respect to voting of Ordinary Shares, other than a solicitation made by the Issuer or the majority of the Board (excluding the Investor Designee); or without the prior written consent of the Issuer or the majority of the Board (excluding the Investor Designee) publicly proposing (x) any merger, consolidation, business combination, tender or exchange offer, purchase of the Issuer's assets or businesses, or (y) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Issuer or (ii) taking any action with respect to such a transaction prior to the approval of such potential transaction by a majority of the Board (excluding the Investor Designee) that would reasonably be expected to require the Issuer to make a public announcement regarding such potential transaction.

Lock-Up
From the Closing Date until the first anniversary of the Closing Date, no Designated Holder holding the Preferred Shares can, except with the prior consent of a majority of the Board (excluding the Investor Designee), dispose of any of the Preferred Shares or any other Ordinary Shares beneficially owned by it as of the date of the Investor Agreement. (together with any Ordinary Shares issued in respect thereof as a result of any share split, share dividend, share exchange, merger, consolidation or similar recapitalization) or any Ordinary Shares issued in exchange or in replacement of the Ordinary Shares described above.
From the Closing Date until the second anniversary of the Closing Date, no Designated Holder holding the Preferred Shares can, except with the prior consent of a majority of the Board (excluding the Investor Designee), dispose of any Ordinary Shares issued with respect to any Preferred Securities representing more than 5% of the issued and outstanding Ordinary Shares (calculated on a fully diluted basis) to any Competitors (as defined in the Investor Agreement) or Activist Shareholders (as defined in the Investor Agreement).
At any time before the termination or expiration of the Investor Agreement, no Designated Holder holding the Preferred Shares can, except with the prior consent of a majority of the Board (excluding the Investor Designee), dispose of any Preferred Shares to any Competitors or Activist Shareholders.

Voting
From the Closing Date until termination or expiration of the Standstill Term, each Designated Holder holding the Preferred Shares is required to vote or execute a written consent with respect to all voting securities of the Issuer as to which it is entitled to vote in accordance with the recommendation of a majority of the Board.
So long as the Preferred Shares remain issued and outstanding, in the event that Designated Holders holding Preferred Shares are entitled to vote as a separate class under applicable Law on a matter that does not require the prior written consent of the holders of at least 2/3 of the then outstanding Convertible Preferred Shares (as defined in the Certificate) pursuant to Section 3.2.1 of the Certificate or of Designated Holders pursuant to Section 3.2.2 of the Certificate, each Designated Holder holding the Preferred Shares shall vote or execute a written consent with respect to all Preferred Shares voting on such matter in accordance with the recommendation of a majority of the Board.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Joint Filing Statement dated December 20, 2024

B - Securities Purchase Agreement, dated as of July 14, 2024, by and between SK Telecom Co., Ltd. and Smart Global Holdings, Inc.(now known as Penguin Solutions, Inc.) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-38102, filed on July 16, 2024).

C- Investor Agreement, dated as of December 14, 2024, by and between Astra AI Infra LLC and Penguin Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-38102, filed on December 16, 2024).

D - Certificate of Designation of Convertible Preferred Shares (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K (File No. 001-38102, filed on December 16, 2024).

## Signatures
- SK Telecom Co., Ltd.: /s/ Yang Seob Kim, Yang Seob Kim/CFO (12/20/2024)
- Astra AI Infra LLC: /s/ Young Sun Go, Young Sun Go/CEO (12/20/2024)